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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                               November 27, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

      Re: Pioneer Series Trust I
          Registration Statement on Form N-14
          (File Nos. 333-162545 and 811-21425)

Ladies and Gentlemen:

   This letter is to respond to comments we received on November 6, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding the combined proxy and registration statement on Form N-14, with exhibits (the "Registration Statement"), filed on October 16, 2009 by Pioneer Series Trust I (the "Registrant") with respect to a proposed reorganization whereby substantially all of the assets of Pioneer Mid Cap Growth Fund, a series of Pioneer Mid Cap Growth Fund, a Delaware statutory trust, will be transferred in a tax-free reorganization to Pioneer Select Mid Cap Growth Fund, a series of the Registrant (the "Reorganization").

A. General Comments

 1.  Comment:   The Staff asked that the Registrant provide a letter to the
                Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

     Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

Comment Regarding Section Titled: "How Will the Reorganization Work"

 2.  Comment:   The Staff noted that the Registrant states that "the
                Reorganization generally will not result in income, gain or loss being recognized for federal income tax purposes by either Pioneer Fund or the shareholders of either Pioneer
                Fund." The Staff requested that the Registrant delete the word
                "generally" from the above statement or expand the statement to explain the circumstances under which the Reorganization would result in income, gain or loss being recognized for federal income tax by either Pioneer Fund or the shareholders of either Pioneer Fund.

     Response:  The Registrant notes that the statement on page 4 of the Proxy
                Statement/Prospectus referenced by the Staff summarizes a more detailed discussion of the Federal income tax consequences of the Reorganization set forth on page 5 of the Proxy Statement/Prospectus. The Registrant has deleted the disclosure referenced by the Staff.

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Comments Regarding Section Titled: "Why Your Fund's Trustees Recommend the
Reorganization?"

 4.  Comment:   The Staff noted that the Registrant states in the disclosure following the second bullet that "as you know, your fund's management fee (0.625% of the fund's average daily net assets before any performance adjustment) varies based on the fund's performance."

                a. The Staff requested that the Registrant add the word
                   "basic" before "management fee" in the above statement.

                b. The Staff requested that the Registrant expand the above statement to explain how high the basic fee can increase and how low the basic fee can decrease as a result of the performance adjustment.

     Response:  The Registrant has made the requested changes.

 5.  Comment:   The Staff noted that the Registrant states in the disclosure following the second bullet that "the Board believes that the economies of scale that could be realized by shareholders through the breakpoint fee structure of Pioneer Select Mid Cap
                Growth Fund is a potential long-term shareholder benefit." The
                Staff requested that the Registrant expand the discussion to clarify that the lowest breakpoint in Pioneer Select Mid Cap
                Growth Fund's management fee schedule of 0.575% is higher than Pioneer Mid Cap Growth Fund's performance adjusted management fee of 0.56% as of September 30, 2009.

     Response:  The Registrant has made the requested change.

 6.  Comment:   The Staff noted that the Registrant states in the disclosure following the second bullet that "Pioneer Select Mid Cap
                Growth Fund's management fee currently is lower than the median management fee paid by its peer group of mid cap growth funds as classified by Morningstar, Inc." The Staff requested that the Registrant expand this statement to note that Pioneer
                Mid Cap Growth Fund's performance adjusted management fee currently also is lower than the median management fee paid by its peer group of mid cap growth funds as classified by Morningstar, Inc.

     Response:  The Registrant has made the requested change.

 7.  Comment:   The Staff requested that the Registrant preface the discussion regarding each fund's management fee in the disclosure following the second bullet with a statement that the Reorganization would result in a material change to the character of the management fee paid by shareholders of Pioneer Mid Cap Growth from an incentive fee designed to align the interests of the manager with the interests of fund shareholders by increasing or decreasing the management fee based on the fund's performance, to a breakpoint fee designed to pass on economies of scale to fund shareholders by decreasing the management fee as fund assets increase.

     Response:  The Registrant has made the requested change.

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 8.  Comment:   The Staff noted made the following comments regarding the
                disclosure following the fourth bullet:

                a. The Staff noted that the Registrant states that "the higher pro forma expense ratio for Class Y shares of the combined fund results from the difference between [Pioneer Mid Cap Growth Fund's] current performance- adjusted management fee and Pioneer Select Mid Cap Growth Fund's management fee, and that [Pioneer Mid Cap Growth Fund's] fee varies based on the fund's performance and would increase if the fund's performance improves (or decrease if the fund's performance declines)." The Staff requested that the Registrant explain that each class of shares of Pioneer Mid Cap Growth Fund pays the same management fee.

                b. The Staff noted that the Registrant states that "the Board believes that the breakpoint fee structure of Pioneer
                   Select Mid Cap Growth Fund is a potential long-term shareholder benefit." The Staff requested that the Registrant clarify that it may take a long time for shareholders to realize the benefits of economies of scale from the combined fund's breakpoint management fee schedule.

     Response:  The Registrant has made the requested changes.

 9.  Comment:   The Staff noted that the Registrant compares the performance of Pioneer Mid Cap Growth Fund to Pioneer Select Mid Cap
                Growth Fund in the disclosure following the fifth bullet, and notes that Pioneer Select Mid Cap Growth Fund outperformed
                Pioneer Mid Cap Growth Fund for each period disclosed. The
                Staff requested that the Registrant further clarify in the disclosure that Pioneer was not responsible for the historical performance of Pioneer Select Mid Cap Growth Fund but was responsible for the performance of Pioneer Mid Cap Growth Fund.

     Response:  The Registrant has deleted the disclosure following the fifth bullet referenced by the Staff. The Registrant has added disclosure addressing the Staff's request to paragraph "Fifth" of the section of the Proxy Statement/Prospectus titled "Reasons for the Reorganization."

 10. Comment:   The Staff noted that in the disclosure following the sixth bullet, the Registrant states that "the Board recognized that, while it is not necessary for [Pioneer Mid Cap Growth Fund] to dispose of any portfolio securities to effect the Reorganization, the portfolio manager of the combined fund may conclude that some holdings of [Pioneer Mid Cap Growth Fund] are not consistent with the combined fund's long-term investment strategy and may dispose of such positions." The
                Staff noted that if there is a present intent to dispose of a material amount of Pioneer Mid Cap Growth Fund's securities following the Reorganization, that fact should be disclosed in the Proxy Statement/Prospectus along with the approximate amount of capital gains/share that would be realized in connection with such sales. The Staff also noted that any such securities to be sold in connection with the Reorganization should be identified by an asterisk in the Schedule of Investments included in the Pro Forma Financials.
                Alternatively, the Staff requested that the Registrant add a statement to clarify that Pioneer Select Mid Cap Growth Fund is not expected to dispose of a material amount of Pioneer Mid
                Cap Growth Fund's securities following the Reorganization.

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
     Response:  The Registrant has added a statement to clarify that Pioneer
                Select Mid Cap Growth Fund is not expected to dispose of a material amount of Pioneer Mid Cap Growth Fund's securities following the Reorganization.

Comments Regarding Section Titled: "Who Bears the Expenses Associated with the Reorganization"

 11. Comment:   The Staff requested that the Registrant state in the section titled "Who Bears the Expenses Associated with the Reorganization" the approximate dollar amount of the expenses to be borne by each party in connection with the Reorganization.

     Response:  The Registrant has made the requested change.

Comments Regarding Section Titled: "Comparison of Pioneer Mid Cap Growth Fund to Pioneer Select Mid Cap Growth Fund"

 12. Comment:   The Staff requested that the Registrant indicate in the
                discussion of securities lending the maximum percentage of its total assets that a fund may lend. The Staff also requested that the Registrant indicate in the disclosure that when a fund receives cash collateral in connection with loans of securities, the fund may pay a portion of the income earned on the investment of collateral to the borrowers of the securities, lending agent or other intermediary.

     Response:  The Registrant has made the requested change.

 13. Comment:   The Staff requested that the Registrant indicate in the
                discussion of reverse repurchase agreements the maximum percentage of a fund's total assets that may represent reverse repurchase agreements entered into by the fund.

     Response:  The Registrant has made the requested change.

 14. Comment:   The Staff requested that the Registrant specify Pioneer Mid
                Cap Growth Fund's management fee percentage as of September 30, 2009 in the second paragraph of the left hand column on page 12 of the Proxy Statement/Prospectus. The Staff requested that the Registrant clarify that Morgan Asset
                Management was the manager of the predecessor fund to Pioneer
                Select Mid Cap Growth Fund through May 15, 2009 in the third paragraph of the right hand column on page 12 of the Proxy
                Statement/Prospectus.

     Response:  The Registrant has made the requested changes.

Comments Regarding Section Titled: "The Pioneer Funds' Fees and Expenses"

 15. Comment:   The Staff suggested that the section titled "The Pioneer
                Funds' Fees and Expenses be moved closer to the front of the Proxy Statement/Prospectus. The Staff suggested that at a minimum, the Registrant include a bold cross-reference to this section, including heading and page number, in the disclosure following the second bullet of the section titled "Why Do Your
                Fund's Trustees Recommend the Reorganization?"

     Response:  The Registrant has added a cross-reference to the disclosure following the second bullet of the section titled "Why Do Your Fund's Trustees Recommend the Reorganization?"

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 16. Comment:   The Staff suggested that the Registrant add horizontal space to the fee table between the "Shareholder Transaction Fees" section of the fee table and the "Annual Fund Operating Expenses" section of the fee table to ensure that the sections do not run together.

     Response:  The Registrant has made the requested change.

 17. Comment:   The Staff requested that the "Less: Fee Waiver and Expense
                Limitations" and "Net Expenses" line items, and associated footnote, be removed from the fee table with respect to those classes for which no fee waiver is currently in effect.

     Response:  The Registrant has made the requested change.

 18. Comment:   The Staff requested that the Registrant confirm that there are no duplicate columns presented in the fee table.

     Response:  The Registrant confirms that there are no duplicate columns presented in the fee table.

 19. Comment:   Regarding the discussion of the contractual fee waiver for
                Class C shares of the combined fund discussed in Footnote 5 to the fee table, the Staff asked the Registrant to confirm in its response that Pioneer has no ability to recoup any amounts waived or expenses reimbursed.

     Response:  The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed with respect to the contractual fee waiver for Class C shares of the combined fund.

Comment Regarding Section Titled: "Comparison of each Pioneer Fund's
Performance"

 20. Comment:   The Staff requested that the Registrant footnote the
                performance presentation for Class C shares of Pioneer Select
                Mid Cap Growth Fund to explain that the pro forma expenses of Class C shares of the combined fund are higher than the historical expenses of Class C shares of Pioneer Select Mid
                Cap Growth Fund, and therefore the performance of Class C shares of the combined fund would be lower than the performance shown.

     Response:  The Registrant has made the requested change.

Comment Regarding Section Titled: "Tax Capital Loss Carryforwards"

 21. Comment:   The Staff noted that the Registrant states that the
                Reorganization could result in some portion of Pioneer Mid Cap
                Growth Fund's or Pioneer Select Mid Cap Growth Fund's capital loss carryforwards and net current-year capital losses expiring unutilized. The Staff requested that, if possible, the Registrant include in the disclosure approximates, as of a recent date, of the amount of the restriction, if any, on each fund's use of capital loss carryforwards and net current-year capital losses and the amount of each fund's capital loss carryforwards and net current-year capital losses that would expire unutilized, if any.

     Response:  The Registrant notes that it states on page 24 of the Proxy
                Statement/Prospectus that the amount of Pioneer Select Mid Cap Growth Fund's net current-year capital losses and unrealized capital losses that can be utilized in any taxable year will be limited to approximately $7,100,000 per year based on data as of September 30, 2009. The Registrant notes that it will not be able to determine in advance the amount of capital

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                losses that will expire unutilized, if any. Accordingly, the
                Registrant has not provided such information in the Proxy Statement/Prospectus. However, based on information as of September 30, 2009, as presented in the Proxy Statement/Prospectus, the Registrant does not anticipate that a significant amount of either Fund's capital loss carryforwards or net current-year capital losses, if any, would expire unutilized as a result of the Reorganization.

 22. Comment:   The Staff requested that the Registrant add a bulleted
                paragraph to the section titled "Why Do Your Fund's Trustees
                Recommend the Reorganization?" on pages 4-5 of the Proxy
                Statement/Prospectus disclosing that the Reorganization could result in some portion of Pioneer Mid Cap Growth Fund's or Pioneer Select Mid Cap Growth Fund's capital loss carryforwards and net current-year capital losses expiring unutilized. The Staff requested that this disclosure include, if possible, approximates, as of a recent date, of the amount of the restriction, if any, on each fund's use of capital loss carryforwards and net current-year capital losses and the amount of each fund's capital loss carryforwards and net current-year capital losses that would expire unutilized, if any.

     Response:  The Registrant has added disclosure to the section titled
                "What are the Federal Income Tax Consequences of the Reorganization?" on page 4 of the Proxy Statement/Prospectus disclosing that the Reorganization could result in some portion of Pioneer Mid Cap Growth Fund's or Pioneer Select Mid Cap Growth Fund's capital loss carryforwards and net current-year capital losses expiring unutilized. As noted above in response to comment 21, the Registrant will not be able to determine in advance the amount of capital losses that will expire unutilized, if any. However, based on information as of September 30, 2009, as presented in the Proxy Statement/Prospectus, the Registrant does not anticipate that a significant amount of either Fund's capital loss carryforwards or net current-year capital losses, if any, would expire unutilized as a result of the Reorganization. The Registrant has added disclosure to this effect.

Comments Regarding Section Titled: "Capitalization"

 23. Comment:   The Staff requested that the Registrant reconcile the total net asset numbers for each fund provided on page 7 and page 24 of the Proxy Statement/Prospectus.

     Response:  The Registrant confirms that the total net asset numbers included on page 24 of the Proxy Statement/Prospectus are correct and have made corresponding revisions to the total net asset numbers on page 7 of the Proxy Statement/Prospectus.

Comments Regarding Section Titled: "Reasons for the Proposed Reorganization"

 24. Comment:   The Staff noted that the Registrant states in paragraph
                "Second" of this section that "Pioneer Select Mid Cap Growth
                Fund's management fee currently is lower than the median management fee paid by its peer group of mid cap growth funds as classified by Morningstar, Inc." The Staff requested that the Registrant expand this statement to note that Pioneer Mid
                Cap Growth Fund's performance adjusted management fee currently is also lower than the median management fee paid by its peer group of mid cap growth funds as classified by Morningstar, Inc.

     Response:  The Registrant has made the requested change.

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Exhibits

 25. Comment:   The Staff noted that the form of expense limit agreement filed as an exhibit to the Registration Statement includes the expense limit for Class C shares but does not include the expense limits for Class A shares and Class Y shares. The
                Staff requested that the Registrant file an updated version of the expense limit agreement that includes the expense limits for Class A shares and Class Y shares as an exhibit to the Registration Statement when the final tax opinion is filed via
                Rule 485(b).

     Response:  The Registrant confirms that it will file an updated version of the expense limit agreement that includes the expense limits for Class A shares and Class Y shares as an exhibit to the Registration Statement when the final tax opinion is filed via Rule 485(b).

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                     /s/  JEREMY KANTROWITZ
                                                  ------------------------------
                                                        Jeremy Kantrowitz

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                                                                      Exhibit A

                            Pioneer Series Trust I
                                60 State Street
                          Boston, Massachusetts 02110

                               November 27, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re: Pioneer Series Trust I
         Registration Statement on Form N-14
         (File Nos. 333-162545 and 811-21425)

Ladies and Gentlemen:

   In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of the combined proxy and registration statement on Form N-14, with exhibits, filed with the Securities and Exchange Commission on October 16, 2009 with respect to a proposed Agreement and Plan of Reorganization whereby substantially all of the assets of Pioneer Mid Cap Growth Fund, a series of Pioneer Mid Cap Growth Fund, a Delaware statutory trust, will be transferred in a tax-free reorganization to Pioneer Select Mid Cap Growth Fund, a series of the Registrant, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

     (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

     (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          Pioneer Series Trust I

                                          By:      /s/  CHRISTOPHER J. KELLEY
                                                  ------------------------------
                                          Name:       Christopher J. Kelley
                                          Title:       Assistant Secretary

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